June 14, 2007

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:  H. Christopher Owings
Assistant Director

Re:	Asia Time Corporation
Registration Statement on Form S-1
Filed February 14, 2007
File No. 333-140692

Dear Mr. Owings:

On behalf of Asia Time Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”), to registration statement that was originally filed on Form S-1 on February 14, 2007. We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 1, in a clean and redline version marked to show changes from the registration statement on Form S-1 originally filed on February 14, 2007 (the “Original Filing”). We have been advised that changes in Amendment No. 1 from the Original Filing, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Original Filing, the Commission issued a comment letter dated March 16, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

1.
Comment: We note that your registration statement includes two distinct transactions - a firm commitment underwriting and a resale - that are priced at differing amounts. Accordingly, please file separate registration statements for each offering, along with an analysis as to why you believe it is appropriate to price them differently, or tell us why you believe it is appropriate to file one registration statement registering one type of security that is being offered at different prices.

Response: We respectfully note your comment. Per our discussions with the Staff, the securities are not being priced differently. There is currently no trading market for the Company’s securities. In accordance with Rule 457, and estimated solely for purpose of calculating the registration fee, the per share offering price for our underwritten offering indicated in the Calculation of the Registration Fee table (the “Fee Table”) is equal to the maximum offering per share price ($4.00). In accordance with Rule 457 and estimated solely for purpose of calculating the registration fee, the per share offering price for the resale shares as indicated in the Fee Table is the is equal to the average of the high and low proposed offering prices of the underwritten offering ($3.50, the aveage of $4.00 and $3.00). The selling shareholders listed in the Resale Prospectus may sell their shares from time to time at the market prices or at prices related to market prices, or in negotiated transactions or a combination of such methods of sale, in accordance with the Plan of Distribution. The Company is not affixing a offering price at $4.00 for the resale shares. To clarify that the resale and IPO securities are not being offered at different prices, we have revised the Fee Table such that $4.00 is used for the resale shares to calculate the registration fee.

H. Christopher Owings
June 14, 2007

2.
Comment: It does not appear you have included a section concerning determination of offering price as required by Item 505 of Regulation S-K as it relates to the prospectus covering the resale of shares. Please advise or revise. Also, please clarify as to whether you are offering the shares that are the subject of the resale registration statement for 51.29 per share, as you indicate on the alternate cover page, or at $3.50 per share, as you indicate in the fee table.

Response: We respectfully note your comment. Further to our response to comment number one, the selling shareholders listed in the resale prospectus may sell their shares from time to time at the market prices or at prices related to market prices, or in negotiated transactions or a combination of such methods of sale, in accordance with the Plan of Distribution. We have revised the cover page of the resale prospectus accordingly.

3.
Comment: Please include the pro forma financial information required by Article 11 of Regulation S-X showing how the share exchange transaction and private placement disclosed on page 2 might have affected your historical combined financial statements. The pro forma information should be preceded by an introductory paragraph which briefly sets forth a description of the transactions and the periods for which pro forma information is presented and consist of a pro forma condensed balance sheet, pro forma condensed statement(s) of income and explanatory notes which clearly explain the pro forma adjustments and assumptions involved. In addition, the forma information should present historical basic and fully diluted per share data and pro forma basic and fully diluted per share data together with the number of shares used to compute such per share data. The explanatory notes to the pro forma financial information should make the computations of pro forma earnings per share data transparent to investors.

Response: We respectfully note your comment and respectfully inform you that the Company does not believe that pro forma financial information is required under Regulation S-X because the financial statements for the period in which the share exchange transaction occurred (three months ended March 31, 2007) is included the registration statement.

H. Christopher Owings
June 14, 2007

Prospectus Summary, page 1

4.	Comment: Please revise the first sentence as the Prospectus Summary should describe the significant aspects of the offering.

Response: We respectfully note your comment and have revised the prospectus summary accordingly.

5.
Comment: You indicate towards the bottom of the first page that “[t]he underwriters expect to deliver the shares of common stock to purchasers on or about _____________, 2007.” Please advise us as to why this date is relevant in the context of a firm commitment underwritten offering. Will the shares be delivered at a date so far removed from the close of the offering that this information is necessary? If so, why will there be a delay?

Response: We respectfully note your comment and have removed the referenced sentence. Shares will be delivered in a timely manner.

The Offering, pane 4

6.
Comment: After “Common stock outstanding after the offering,” please add a separate paragraph that indicates Kwong Kai Shun, your CEO and CFO, beneficially owns 84.0% of your outstanding shares and will exercise significant control over your direction.

Response: We respectfully note your comment and have added a disclosure regarding Kwong Kai Shun’s holdings and effect thereof.

7.	Comment: Please add a separate paragraph that briefly explains how the absence of a public market for the common shares impacts share liquidity.

Response: We respectfully note your comment and have added a disclosure regarding how the absence of a public market for the common shares impacts share liquidity.

Risk Factors, page 7

8.
Comment: It would appear that the heading and subsequent discussion of the first two risk factors should be switched such that the first heading, “We are dependent on a limited number of suppliers,” appears to be discussed in the narrative that appears under the second heading, “Our industry is highly cyclical.” Please revise or advise.

Response: We respectfully note your comment and have revised the risk factor headings of the first two risk factors.

9.
Comment: Many of your risk factor captions state that a particular risk will have a material adverse effect on your business instead of clearly and succinctly describing the risk. For example, the risk factor entitled “Our industry is subject to supply shortages...” on page 9, neither explains the reason for the shortages nor why the supply shortages would have a material adverse effect. Please generally review your risk factor captions to ensure they accurately describe the risk.

H. Christopher Owings
June 14, 2007

Response: We respectfully note your comment and have revised the risk factor captions to ensure they accurately describe the specific risks.

10.
Comment: Some of your risk factor captions also merely state facts and do not describe the relevant risk at all. See, for example, “The prices for our products are subject to volatility,” “Our quarterly results may fluctuate significantly,” etc. Please generally review your risk factor captions to ensure they accurately describe the risk.

Response: We respectfully note your comment and have revised the risk factor captions to ensure they accurately describe the risk.

11.
Comment: Please eliminate mitigating language from your risk factors. See, for example, the first clause in the third sentence of the third risk factor, “Declines in the value of our inventory...,” and the risk factor on page 10, “Our products may be found to be defective...” See, also, the discussion of the reversal of trend for distribution on page 9, the mitigating language of which would appear to cause the risk you discuss to be speculative.

Response: We respectfully note your comment and have revised the risk factors to eliminate mitigating language.

12.
Comment: Please eliminate risk factors that are generic in nature and could apply to many industries, such as competition, dependence on key personnel, dependence on foreign manufacturers, etc. Alternatively, please revise these risk factors to explain how they relate to your business in particular. For example, you state that a significant portion of watch movements sold by you are manufactured by foreign companies; please specify the foreign jurisdictions to which you are making reference and the applicable trade regulations that cause this risk factor to be relevant to you.

Response: We respectfully note your comment and have revised the risk factors to elimiate those that are generic in nature and could apply to many industries.

13.
Comment: In the risk factor entitled “Recent PRC regulations relating to acquisitions of PRC companies...” on page 12, you appear to be describing the current state of the law, as opposed to discussing how this risk relates to you. In particular, there is no discussion regarding the impact upon your ability to pay dividends, which you refer to in the header. Reconcile this discussion with the risk factor entitled “We do not foresee paying cash dividends in the foreseeable future.” Please revise.

Response: We respectfully note your comment and have revised the disclosure accordingly.

H. Christopher Owings
June 14, 2007

Dividend Policy, page 19

14.	Comment: Revise to discuss whether you also paid any cash dividends during the year ended December 31, 2006.

Response: We respectfully note your comment and have discussed whether any cash dividends were paid during the year ended December 31, 2006.

Capitalization, page 20/Dilution, page 21

15.	Comment: Please provide this information in your next amendment.

Response: We respectfully note your comment and have completed the Capitalization and Dilution table.

Selected Consolidated Financial Data, page 23

16.
Comment: Please disclose earnings per share and dividends declared per common share for the periods presented as required by Item 301 of Regulation S-K. Please similarly revise summary financial data on page 6. In doing so, refer to the comment below regarding presentation of earnings per share data in your financial statements.

Response: We respectfully note your comment and have updated the disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

17.
Comment: Please expand your discussion and analysis to include economic and industry-wide factors relevant to your operations, provide more insight into material opportunities, challenges and risks on which management is most focused for both the short and long term, provide greater insight into the quality and variability of information regarding financial condition and operating performance, discuss and analyze known trends, demands, commitments, events and uncertainties that cause reported financial information not to be necessarily indicative of future operating performance or future financial condition and to provide insight to readers to see the business through the eyes of management. Refer to SEC Release No. 33-8350.

Response: We respectfully note your comment and have revised Management’s Discussion and Analysis of Financial Condition and Results of Operations accordingly.

Overview, page 24

18.
Comment: We note from your disclosure on page 39 that your chairman and chief executive officer entered into an agreement with investors in the private placement providing for the transfer of common shares held by him to the investors if certain earnings targets are not achieved. Please disclose the potential effect of this agreement on your financial condition and results of operations. Please also tell us how you intend to account for distributions made under the terms of the agreement.

H. Christopher Owings
June 14, 2007

Response: We respectfully note your comment and the Company believes that the agreement between our chief executive officer and the investors will provide an incentive to the chief executive officer to manage the company effectively and efficiently. The Company also currently believes that this is an arrangement between our chief executive officer and the investors; therefore, there would be no potential effect on the financial condition and results of operations of the Company if shares were to be transferred from the chief executive officer to the investors. As the shares come from the chief executive officer personally, the Company has no need to account for any distributions under the terms of the agreement.

Results of Operations, page 27

19.
Comment: For each of the periods presented, please quantify to the extent practicable the increases in net sales attributable to increases in prices or increases in sales volume or to the introduction new products or services. Please also provide a more informative discussion of cost of sales and gross profit quantifying to the extent practicable the effect of changes in net sales, costs and expenses and sales mix. In addition, please include a discussion and analysis of revenues, cost of goods sold and gross profit of reportable segments where material to an understanding of consolidated financial information and trends. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: We respectfully note your comment and have revised the disclosures accordingly, quantifying the disclosures to the extent practicable.

20.
Comment: Please revise your discussion of income taxes for each period presented to provide a comparative analysis and describe the underlying reasons for significant changes in effective income tax rates between periods.

Response: We respectfully note your comment and have revised the disclosures accordingly.

21.	Comment: Please provide an analysis and discussion of other income for each period presented. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: We respectfully note your comment and have revised the disclosures accordingly.

Liquidity and Capital Resources, page 29

22.
Comment: Please revise your discussion of changes in cash provided or used by operating activities to explain in a reasonable amount of detail the underlying reasons for significant changes attributable to working capital items, including trade and other receivables, inventory, trade and other payables and income taxes payable. Additionally, please provide explanations for the changes in your inventory turnover ratio and average days of accounts receivable outstanding.

H. Christopher Owings
June 14, 2007

Response: We respectfully note your comment and have revised the disclosures accordingly.

Description of Business, page 32

Our Company, page 32

23.
Comment: Please elaborate upon your description of business to discuss exactly where your distribution process fits in with, the overall process of constructing a watch. For example, if your customers are wholesalers and manufacturers, do the components you distribute facilitate your customer’s ability to complete construction of a watch? Is the point at • which you distribute the component the initial phase of construction or some other point? Briefly explain how watches are constructed so that it is clear where your business fits in that context.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Strategy, page 33

24.
Comment: Describe in further detail how and when you expect to achieve the various elements of your growth strategy you set forth. Indicate the amounts and sources of funding for each of the objectives you set forth and revise your discussion of liquidity to and capital resources to address these plans. For example, discuss how you will offer more brands of ‘quartz movement to customers. Explain how you will manufacture your own brands of quartz movements and high end mechanical movements in-house. Discuss how you will develop closer ties with product brands owners and its distributors. Explain how you will expand the distribution of complete watches to exceed 12% of your net revenues.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Value-Added Services, page 33

25.	Comment: Discuss more specifically the value-added services you provide. Provide support for the qualitative statements you make, such as you offer “comprehensive, state-of-the-art solutions,” etc.

Response: We respectfully note your comment and have revised the disclosure, primarily removing the references.

Executive Officers, Directors and Key Employees, page 7

26.
Comment: Elaborate upon the prior business experience you disclose here to explain the type of business in which your officers and directors were previously employed. For example, in what line of business are Wah Kwong Hon Trading Ltd. and BonusAmerica Worldwide Corp. engaged?

H. Christopher Owings
June 14, 2007

Response: We respectfully note your comment and have revised the disclosure accordingly.

Executive Compensation, page 38

27.
Comment: Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure, and provide disclosure for the fiscal year ended December 31, 2006. Refer to Securities Act Release 8732A located on our website at www.sec.gov.

Response: We respectfully note your comment and have revised Executive Compensation to reflect the implementation of the new disclosure requirements.

Certain Relationships and Related Transactions, page 39

28.	Comment: Please state whether the terms of your related transactions are comparable to terms of transactions with unaffiliated third parties.

Response: We respectfully note your comment and have stated whether the terms of our related transactions are comparable to terms of transactions with unaffiliated third parties.

29.
Comment: Please elaborate upon your discussion about WestPark Capital, Inc. to discuss, as you have under “Underwriting,” that they will receive a warrant to purchase common stock. Discuss any other compensation or consideration that WestPark Capital may receive for providing underwriting services or any other services.

Response: We respectfully note your comment and have discussed that WestPark Capital, Inc. will receive a warrant and other compensation for providing underwriting services.

30.
Comment: In an appropriate place in this prospectus, please revise to elaborate upon the agreement Mr. Kwong has entered into with the investors of the Private Placement with respect to the escrow of shares and put right. For example, explain the mariner in which the number of shares to be distributed to shareholders will be determined? Do you plan to register or seek exemption from registration for this distribution? Tell us whether Mr. Kwong plans to comply with the tender offer rules if he plans to offer to buy back the Series A Convertible Preferred Stock in the future. Please file the agreement memorializing these terms as, an exhibit to the registration statement, as well as the lock-up agreement.

Response: We respectfully note your comment and have revised the related party transactions disclosure accordingly.

H. Christopher Owings
June 14, 2007

Security Ownership of Certain Beneficial Owners and Management Following the Share Exchange, page 40

31.
Comment: We note that Mr. Kwong has filed a Schedule 13D reflecting his ownership of shares in your company, however, it does not appear that any of your other holders of 5% or more of your outstanding shares have complied with their Section 13 filing obligations. While we understand that you are not responsible for ensuring their compliance, please inquire as to why they have not yet complied.

Response: We respectfully note your comment and supplementally inform you that, based on our records, Kam Yuen, through his control of the Series A Convertible Preferred Stock held by Success Day International Limited and Sino Sky Enterprise Limited, is the only 5% or more shareholder that has not made a Section 13 filing. We have informed Kam Yuen of such filing obligation. All other 5% or more shareholders have made their Section 13 filings.

Description of Securities, page 42

32.
Comment: In your discussion under “Preferred Stock,” please revise to discuss the dividend rights and terms, voting rights, redemption rights, etc. that have been designated to the Series A Convertible Preferred Stock that are currently outstanding. You mention the conversion and liquidation rights but it does not appear that you have elaborated upon any of the other rights of such series.

Response: We respectfully note your comment and have revised the discussion to include the various rights that have been designated to the Series A Convertible Preferred Stock that are currently outstanding.

Shares Eligible for Future Sale, page 46

33.
Comment: You refer to the total number of shares outstanding “assuming no exercise of the underwriters’ over-allotment and no exercise of outstanding warrants” Considering on page 40 you indicate that there were no options and warrants to purchase shares of common stock outstanding immediately after the closing of the Share Exchange and Private Offering, please revise to clarify what securities are outstanding as of a more current date. Also, it is not clear what you mean when you refer to “Private Offering’s considering elsewhere in the registration statement you refer to “Private Placement.”

Response: We respectfully note your comment and have revised the disclosure accordingly. Please note that the Company does not currently have warrants outstanding but it intends to issue warrants to WestPark Capital, Inc. as a part of its underwriting arrangement with WestPark Capital, Inc.

H. Christopher Owings
June 14, 2007

Underwriting, page 48

34.	Comment: Please disclose that the underwriter, WestPark Capital, acted as the placement agent for your private placement.

Response: We respectfully note your comment and have added a disclosure in the related party transacitons section.

35.
Comment: You refer to WestPark Capital’s ability to terminate the underwriting arrangement, depends upon the state of the financial markets and your financial condition. If there are circumstances in which the arrangement may be terminated, please revise to elaborate upon what they are with greater specificity.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Financial Statements, F-1

36.
Comment: Please update the audited financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X. In doing so, consider presenting your financial statements for each of the years required by Regulation S-X in a comparative format.

Response: We respectively note your comment and have updated the financial statements and presented them in a comparative format.

37.
Comment: Please note that the following comments address certain disclosure matters in regard to your financial statements for the year ended December 31, 2005. We have not issued separate comments in regard to the other financial statements included in the filing since you are required to update your audited financial statements to comply with Rule 3-12 of Regulation S-X. Please address our comments to the extent applicable in your financial statements for other periods presented in the filing.

Response: We respectively note your comment and have revised the financial statements in accordance with your comments as applicable to the periods presented in Amendment No. 1.

38.
Comment: Please revise to present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. In this regard, it does not appear that net income is equal to comprehensive income for the periods presented due to foreign currency translation adjustments. Please refer to paragraph 22 and Appendix B of SFAS 130.

Response: We respectively note your comment and have revised the comprehensive income and related disclosures accordingly.

H. Christopher Owings
June 14, 2007

Report of Independent Registered Public Accounting Firm, page F-22

39.	Comment: Please revise to include the date of the report. Refer to Rule 2-02(a)(1) of Regulation S-X.

Response: We respectively note your comment and have revised the comprehensive income and related disclosures accordingly.

Consolidated Balance Sheets, page F-23

40.
Comment: Please revise to state separately related party amounts included in trade and other receivables and trade and other payables. Refer to Rule 4-08(k) of Regulation S-X and paragraph 5 of Chapter 1 of ARB 43. Please also revise to classify deposits and prepayments included in trade and other receivables as prepaid expenses and/or other current assets. Refer to Rule 5-02 of Regulation S-X.

Response: We respectively note your comment and have revised the Consolidated Balance Sheets accordingly.

41.
Comment: Please revise to state the par value and number of shares authorized, issued and outstanding for the years presented. Refer to Rule 5-02(30) of Regulation S-X. In doing so, please give retroactive effect to the change in capital structure resulting from the reorganization completed in fiscal 2005. Refer to SAB Topic 4:C.

Response: We respectively note your comment and have revised the Consolidated Balance Sheets accordingly.

Consolidated Statements of Income, page F-25

42.
Comment: Please revise to include earnings per share data. Refer to Rule 5-03(b)(20) of Regulation S-X and paragraphs 36-38 of SFAS 128. Please ensure that the change in capital structure resulting from the reorganization completed in fiscal 2005 is reflected in your earnings per share computations in a manner similar to a stock split or stock dividend for which retroactive treatment is required by paragraph 54 of SFAS 128. Also refer to SAB Topic 4:D.

Response: We respectively note your comment and have revised the Consolidated Statements of Income accordingly.

Consolidated Statement of Stockholders’ Equity, page F-26

43.
Comment: Please include a column setting forth the changes in the number of shares of common stock outstanding during the years presented. Refer to paragraph 10 of APB 12 and Rule 3-04 of Regulation S-X. In doing so, please give retroactive effect to the change in capital structure resulting from the reorganization completed in fiscal 2005. In that regard, changes in the number of shares of common stock outstanding should reflect the equivalent number of shares of common stock issued in the reorganization. Please also disclose the method of accounting for the reorganization in Note 1 as required by paragraph D18 of SFAS 141. In that regard, it appears that the assets and liabilities of the commonly controlled companies should have been recognized at their carrying amounts. In addition, please revise your disclosures in Notes 1 and 14 to clarify that the change in capital structure as a result of the reorganization was retroactively reflected in the combined financial statements.

H. Christopher Owings
June 14, 2007

Response: We respectively note your comment and have revised the Consolidated Statement of Stockholders’ Equity accordingly.

Consolidated Statement of Cash Flows, page F-27

44.
Comment: Please tell us why you reflect dividend income as an adjustment to reconcile net income to net cash used in operating activities and as a cash inflow from investing activities. It appears that dividend income should be classified as cash flows from operating activities. Refer to SFAS 95.

Response: We respectively note your comment and have revised the Consolidated Statement of Cash Flows accordingly with respect to dividend income.

45.
Comment: We note that you present bank overdrafts as cash and cash equivalents. It appears that you should classify changes in bank overdrafts as cash flows from financing activities so that the statement reflects cash and cash equivalents as reported in your balance sheets. Refer to paragraph 7 of SFAS 95. Please revise or tell us the basis in GAAP for your presentation.

Response: We respectively note your comment and have revised the Consolidated Statement of Cash Flows accordingly with respect to bank overdrafts.

Note 3. Summary of Significant Accounting Policies, page F-30

46.
Comment: Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the administrative and other operating expenses line item. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales please disclose the line items that these excluded costs are included in and the amounts included in each line item for each period presented. If applicable, please disclose in management’s discussion and analysis of financial position and results of operations that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as administrative and other operating expenses.

H. Christopher Owings
June 14, 2007

Response: We respectively note your comment and have revised the disclosure to provide the types of expenses that the Company includes in the cost of sales line item and the types of expenses that it includes in the administrative and other operating expenses line item.

47.
Comment: Please tell us the amounts of your reserve for sales returns and allowances and for doubtful accounts receivable, and related provisions, for each year presented. If material please disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule II - Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X

Response: We respectfully note your comment and supplementally inform you that during the periods presented in the registration statement, the Company had experienced no bad debt. Therefore, the Company did not make any allowance for doubtful debts. For additional information regarding the Company’s accounting policy for accounts receivable, please refer to Note 4 of the financial statements for the years ended December 31, 2006, 2005 and 2004.

48.
Comment: Please disclose the terms and weighted average interest rate of short-term bank loans and notes payable as of each balance sheet date presented. Additionally, please disclose the amount and terms of any unused lines of credit. Refer to Rule 5-02(19) of Regulation S-X.

Response: We respectively note your comment and have provided additional disclosures as contained in Note 18 of the financial statements for the years ended December 31, 2006, 2005 and 2004.

(h) Inventories, page F-32

49.	Comment: Please disclose the types of costs capitalized in inventories and charged to cost of sales. Please refer to paragraph 6(b) of Rule 5-02 of Regulation S-X and APB 22.

Response: We respectively note your comment and and have provided additional disclosures as contained in Note 22 of the financial statements for the years ended December 31, 2006, 2005 and 2004.

(o) Revenue Recognition, page F-34

50.
Comment: We note from your disclosure on pages 24 and 33 that you provide a variety of value-added services, including automated inventory management services, integration, design and development, management and extended and post-sale support services. Please provide us with a description of the arrangements you enter into with your customers and how you assessed whether the arrangements contain multiple deliverables that should be accounted for a one unit of accounting or divided into separate units of accounting under EITF 00-21. Arrangements with materially different terms should be discussed separately. In your response, please include a detailed evaluation of the criteria in paragraph 9 with respect to delivered items, a description of the specific objective and reliable evidence supporting the fair value of delivered items based on the guidance in paragraph 16 and your methodology for allocating the total arrangement consideration to the deliverables, including your application of paragraphs 12 and 14.

H. Christopher Owings
June 14, 2007

Response: We respectfully note your comment and inform you that the value-added services are free customer support services as opposed to revenue generating activities. Our inventory management system allows us to keep track of the inventory level and product mix of our customers, which enables us to be proactive in replenishing orders and keeping our inventory at a low level without the risk of sales loss due to insufficient stock. Our post-sales services help the customers if they have difficulties or problems in using the movements in their design. Our integration, design and development and management services help our customers who need watch design assistance, components outsourcing or other project management support.

51.
Comment: Please tell us the amount of revenues related to value added services recognized for each year presented. Please note that income, and related costs and expenses, from each of the classes described in Rule 5-03(b) of Regulation S-X exceeding 10 percent of total revenues should be separately stated in your statements of income. Please advise or revise your disclosure as appropriate.

Response: We respectfully note your comment and supplementally inform you that the value-added services are provided to the Company’s customers services; therefore, it is not considered as a separate unit in accounting.

Note 7. Intangible Assets, page F-39

52.
Comment: Please disclose the gross carrying amount and accumulated amortization in total and by class for each period presented. Please also disclose estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to paragraph 45 of SFAS 142.

Response: We respectively note your comment and have provided additional disclosures in Note 14 of the financial statements for the years ended December 31, 2006, 2005 and 2004.

Note 10. Held-To-Maturity Investments, page F-39

53.	Comment: Please disclose the fair value and unrecognized holding gain or loss of the investment, Refer to paragraph 19 of SFAS 115.

Response: We respectively note your comment and have provied additional disclosures in Note 13 of the financial statements for the years ended December 31, 2006, 2005 and 2004.

Note 16. Other income, page F-42

54.
Comment: Please tell us your basis in GAAP for classifying commission income, license fee of intangible assets and services fee income as non-operating income as opposed to classifying such items as net sales and revenues.

H. Christopher Owings
June 14, 2007

Response: We respectfully note your comment and supplementally inform you that commission income, licence fee of intangible assets and service fee income are not regarded as principal activities of the Company. There is no commission income and service fee income generated in 2006. In addition, part of the intangible assets was disposed of in 2006 resulting in a gain of $210,594.

Note 17, Income Taxes,page F-42

55.	Comment: Please tell us why you have not recognized deferred tax assets and liabilities and related deferred income tax expense or benefits as stated in your accounting policy on page F-35.

Response: We respectively note your comment and provided additional disclosures in Note 7 of the financial statements for the years ended December 31, 2006, 2005 and 2004.

Note 20. Business Segments, Page F-44

56.
Comment: Please disclose net sales from external customers attributed to Hong Kong and China as well as net sales attributed to all other foreign countries in total. If net sales from external customers attributed to an individual foreign country are material, those net sales should be disclosed separately. Additionally, please disclose your basis for attributing net sales from external customers to individual countries. Refer to paragraph 38 of SFAS 131.

Response: We respectively note your comment and provided additional disclosures in Note 7 of the financial statements for the years ended December 31, 2006, 2005 and 2004 to explain the reasons why no geographical segment is presented.

57.
Comment: Please disclose the amount of depreciation and amortization expense and total expenditures for additions to long-lived assets by segment to the extent reviewed or provided to your chief operating decision maker. See paragraphs 27 and 28 of SFAS 131. Please also disclose information about major customers in accordance with paragraph 39 of SFAS 131.

Response: We respectively note your comment and provided additional disclosures in Note 21 of the financial statements for the years ended December 31, 2006, 2005 and 2004.

Signatures

58.	Comment: The registration statement must also be signed by the principal accounting officer or controller.

Response: We respectfully note your comment and have revised the signature page accordingly.

H. Christopher Owings
June 14, 2007

Use of Proceeds [Alternate Page]

59.	Comment: Please revise to discuss the amount you could receive and your intentions with respect to the use of proceeds resulting from the conversion of Series A Convertible Preferred Stock.

Response: We respectfully note your comment and have revised the disclosure accordingly. Please note that the Company would not receive additional proceeds upon the conversion of the Seris A Convertible Preferred Stock.

Selling Stockholders [Alternate Page]

60.
Comment: We note your indication on the alternate cover page that certain selling stockholders are deemed to be underwriters under the Securities Act of 1933 because they acquired their shares while you were a “blank check” shell company. Please revise this discussion to specifically identify such shareholders as underwriters.

Response: We respectfully note your comment and have revised the disclosure accordingly.

61.
Comment: We note that you are registering the re-sale of an aggregate of 1,550,388 of shares by one selling stockholder, Kam Yuen. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this re-sale transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise to identify this selling shareholder as an underwriter and include the price at which the underwriter will sell the common stock.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that this aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The date on which and the manner in which the selling shareholder received the shares and/or the overlying securities;

•	The relationship of the selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among all of the selling shareholders;

•
The dollar value of the shares registered in relation to-the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

H. Christopher Owings
June 14, 2007

•	The discount at which the shareholders will purchase the common stock underlying the convertible preferred stock upon conversion; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response: We respectfully note your comment and hereby supplementally inform you that the Company has determined that the shares beneficially owned by Kam Yuen that are being registered is a “secondary” offering appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The shares of common stock being registered are issuable to the selling stockholders upon the conversion of the Series A Convertible Preferred Stock pursuant to the terms thereof as described in the Registration Statement.

Pursuant to Rule 415(a)(1)(i), the securities which are to be offered or sold are being offered and sold solely by or on behalf of Kam Yuen and not the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. In the event that Rule 415(a)(1)(i) imposes a limitation on the percentage of the Company’s outstanding stock that may be registered for resale, the Company does not believe that the percentage of the Company’s outstanding common stock that is being registered for resale under the Registration Statement should prevent the Company from relying on Rule 415(a)(1)(i). The Company has recently completed a reverse merger transaction and there has never been a trading market for the Company’s securities. The shares beneficially owned by Kam Yuen is equal to 6.7% of the Company’s issued and outstanding shares of common stock on a non-diluted basis (1,550,388 shares beneficially owned / 23,156,629 shares of common stock outstanding). The Company believes that such level of registration is consistent with the Staff's view and interpretation of Rule 415. In addition, the Company believes that the following information indicates that the registration of the securities is eligible under Rule 415(a)(1)(i):

•
There are no facts in our case that indicate Kam Yuen is acting as a underwriter -- for example, Kam Yuen acquired the subject securities for investment purposes without a view toward resale or distribution.

•	Kam Yuen is not an affiliate and does not have any relationship with the other selling stockholders.

•	The securities beneficially owned by Kam Yuen were purchased at the same purchase price ($1.29 per share) as the rest of the selling stockholders listed in the resale prospectus.

•	Kam Yuen is not a broker dealer or an affiliate of a broker dealer.

H. Christopher Owings
June 14, 2007

For the foregoing reasons, we believe that the subject offering is truly a secondary offering, and not a primary offering by the Company.

Exhibit Index, Page II-9

62.
Comment: Please file your underwriting agreement and legality opinion in your next amendment. When you file your legality opinion, please advise us as to how you will address that the common stock, when issued, will be “fully paid” given that a portion of the consideration for the Series A Convertible Preferred Stock that is convertible into such common stock is represented by a subscription receivable.

Response: We respectfully note your comment and will attach the legal opinion and underwriting agreement in the next amendment.

Form 8-K Filed January 23, 2007

63.	Comment: Please address the comments above as applicable.

Response: We respectfully note your comment and will amend the Company’s Form 8-K accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Contractual Obligations, page 26

64.	Comment: Please tell us and disclose the nature of the contractual obligations set forth in the table.

Response: We respectfully note your comment and will amend the Company’s Form 8-K to add disclosure regarding the nature of the contractual obligations.

Pro Forma Financial Statements, page 105

65.
Comment: Please revise to reflect the payment to the stockholders of the shell company and the private placement disclosed in the introductory paragraphs and to include explanatory notes to extent necessary to clearly explain the pro forma adjustments and the assumptions involved. Please also revise to present historical primary and fully diluted earnings per share data for SRKP 9, Inc. and primary and fully diluted pro forma earnings per share data on the face of the pro forma statement of operations together with the number of shares used to compute such per share data. The explanatory notes to the pro forma financial information should make the computations of pro forma earnings per share data transparent to investors.

Response: We respecfully note your comments and will amend the Company’s Form 8-K accordingly.

H. Christopher Owings
June 14, 2007

Form 10-Q for Fiscal Quarter Ended September 30, 2006

Item 3. Controls and Procedures, page 7

66.
Comment: We note that you indicate that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures “[w]ithin the 90 days prior to the filing date of this quarterly report.” In future filings, please disclose the conclusions as of the end of the period covered by the report, pursuant to Item 307 of Regulation S-K.

Response: We respectfully note your comment and the Company will in future filings disclose the conclusions as of the end of the period covered by the report, pursuant to Item 307 of Regulation S-K.

67.
Comment: We note that you state there were no significant changes in your internal controls that could significantly affect these controls and procedures. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response: We respectfully note your comment and the Company will in future filings disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2

68.
Comment: Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, the term “quarterly report” should be replaced with “report” in paragraphs 2-4 and you should include the entire parenthetical that reads “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4.c). Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Response: We respectfully note your comment and the Company will in future filings ensure that Section 302 certifications use the exact wording as set forth in Item 601(b)(31) of Regulation S-K.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

H. Christopher Owings
June 14, 2007

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc: Kwong Kai Shun, Asia Time Corporation